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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2007
Commission File Number: 000-49605

Commander Resources Ltd.
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1. News Releases 7-01, 7-02, 7-03 and 7-04
2, Material Data Reports 7-01, 7-03 and 7-04

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SEC 1815 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   January 2, 2007

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

January 2, 2007
Stockwatch
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces the grant of 415,000 stock options to Officers, employees and consultants under its stock option plan and in accordance with the Company's compensation policy. The options are exercisable for five years at $0.87 per share.

The Company also announces it has retained Michael G. Chen, CPA, MBA to provide consulting services to the Company in the capacity of Chief Financial Officer effective January 2nd, 2007.   Mr. Chen has more than 13 years of extensive finance management experience with multi-national corporations in North America. He currently acts as a CFO to two companies.

The Company thanks Michael Lee, Mr. Chen's predecessor, for his service. Mr. Lee will stay on with the Company as a business advisor.

With respect to the Company's most recent Private Placement, the securities issued pursuant to the private placement financing completed on December 27, 2006 have a four month hold period and may not be traded until April 28, 2007. Further details are described in the Company's News Release #06-43 dated December 28, 2006.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #07-01, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

                Contact: Kenneth E. Leigh
                                               President
                                               (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of January, 2007.

cc: TSX Venture Exchange
         Alberta Securities Commission
         B.C. Securities Commission



SCHEDULE A

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: January 2nd, 2007
TSX Venture Exchange: CMD
Shares Issued: 61,287,575
News Release: #07-01

COMMANDER GRANTS STOCK OPTIONS, RETAINS NEW CFO

Commander Resources Ltd. (CMD-TSX Venture) announces the grant of 415,000 stock options to Officers, employees and consultants under its stock option plan and in accordance with the Company's compensation policy. The options are exercisable for five years at $0.87 per share and are subject to the policies of the TSX Venture Exchange.

New CFO

The Company has retained Michael G. Chen, CPA, MBA to provide consulting services to the Company in the capacity of Chief Financial Officer effective January 2nd, 2007. Mr. Chen has more than 13 years of extensive finance management experience with multi-national corporations in North America. He currently acts as a CFO to two companies. Most recently he was the CFO of Spur Ventures, a Toronto Stock Exchange listed company. Prior to Spur Ventures, Mr. Chen held various financial management positions that included posts with two Fortune 500 companies in the U.S. Mr. Chen is a U.S. Certified Public Accountant. He received a bachelor's degree in International Finance from Beijing University and an MBA from the University of Arizona

The Company would like to thank Michael Lee, Mr. Chen's predecessor, for his service. Mr. Lee will stay on with the Company as a business advisor.

Private Placement

The securities issued pursuant to the private placement financing completed on December 27, 2006 have a four month hold period and may not be traded until April 28, 2007—please refer to News Release #06-43 dated December 28, 2006 for further details.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: January 15, 2007
TSX Venture Exchange: CMD
Shares Issued: 61,312,575
News Release: #07-02

DRILLING TO RESUME AT HERMITAGE URANIUM PROJECT, NEWFOUNDLAND

Commander Resources Ltd. (CMD-TSX Venture) announces that drilling of the Hermitage Uranium property in Newfoundland will recommence this week. The objective of this initial drill program is to get a preliminary look at five priority target areas and assess the geological and structural styles of uranium mineralization on the largely overburden-covered property. Results from all five areas will be evaluated to prioritize a follow-up drilling this year.

In late 2006, eight core holes totaling 960 metres of drilling were completed on the ST-129 and Troy's Pond prospects, two of five target areas to be tested as part of an initial 3000 metre program. All eight holes drilled to date intersected anomalous radiometric zones. Radiometric core intervals were split and sent for assay just prior to the Christmas break. Results are expected shortly.

Drilling will now resume with initial tests on the Blue Hills Main Showing, Doucette and He2 prospects areas. Please refer to the Company's website at www.commanderresources.com for details on the uranium prospect areas.

To lower helicopter costs and lessen the down time due to fog and snow, the drill rig is being converted to skid mounted and will be moved by skidder for the remainder of the program. The drill is presently being moved to the Blue Hills area; the move and this conversion will take several days to complete, but the expected startup date is January 18th or 19th.

The first target at Blue Hills will be the Main Zone where a small outcrop in the glacial till cover returned significant uranium values. Saw cut channel samples returned intervals grading up to 0.18% U_3O_8 over 1.4 metres while prospecting samples assayed up to 2% U_3O_8. Uranium mineralization is hosted by a felsic volcanic horizon which was highly brecciated and altered by silica and potassium flooding. Petrographic work by British Energy Group CGEB in the early 1980's identified uraninite as the main mineral and characterized the zone as stratabound in nature.

At Blue Hills, the hosting felsic volcanic dips steeply to the north and appears to be the north limb of a tightly folded, west plunging anticline. Interpretation of ground geophysical, geochemical and radiometric work indicates that the southern limb of the anticline is located 300-400 metres south of the Main Zone; maps showing this area are located on the company's website at http://www.commanderresources.com/s/BlueHills.asp. In this area a boulder assayed 1.14% U_3O_8 and anomalous uranium soil samples and radon gas alpha-cup results have indicated a target which will also be drill tested at this time.

Details on the Doucette and He2 drill targets will be reported when the drill is moved to the White Bear area later in the winter.

A new camp for the drilling is being constructed at this time and all servicing will be by snowmobiles. The site is located 15 kilometres west of the paved Burgeo Highway and is readily accessible over the gently rolling, treeless topography.

About Commander Resources Ltd.
Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

PART 1 GENERAL PROVISIONS

(a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.
510 – 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 2 Date of Material Change

State the date of the material change.

February 2, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-03 dated February 2, 2007 disseminated by **CCN Matthews.**

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces results from eight core holes totaling 960 metres, completed in late 2006 on the Hermitage Uranium Project, Newfoundland, five on the ST-129 prospect and three on the Troy's Pond prospect. These are the first two targets ever drilled on the large property and are part of an on-going 3,000 metre, five-target drill program that has re-commenced on the Blue Hills, Doucette and HE-2 prospect areas as announced on January 15, 2007.

At Troy's Pond, hole SP-06-06, drilled to test outcropping uranium mineralization, intersected 0.045 percent U_3O_8 or 1.0 pound per tonne U_3O_8 over 4.3 metres between 42.5 to 46.8 metres including 0.065 percent U_3O_8 or 1.4 pounds per tonne over 1.8 metres between 42.5 and 44.3 metres and 0.14 percent U_3O_8 over 0.3 metres. This mineralization occurs within a 15.5 metre wide drill interval containing 0.021 percent U_3O_8 from 39.5 to 55.0 metres at a vertical depth of about 40 metres below the surface mineralization.

A second hole on the Troy's Pond prospect, drilled towards hole SP-06-06 and designed to test another bedrock target, intersected anomalous uranium mineralization between 103.0 and 112.5 metres ranging from 65 ppm U_3O_8 to 275 ppm U_3O_8. The hole was terminated at 184 metres due to drilling problems. The hole does not appear to have reached the zone intersected in hole 06. A third hole was drilled 50 metres along apparent strike, west of hole SP-06-06 to a depth of 150 metres. This hole encountered anomalous zones ranging from 50 ppm to 140 ppm U_3O_8 over one to three metres.

On the ST-129 target, about one kilometre east from Troy's Pond, five shallow holes were drilled. The best value recovered was a 0.5 metre grading 0.084% U_3O_8 from 10.0 to 10.5 metres in drill hole 06-01. Several other uranium values from holes 06-01, 06-02 and 06-05 ran 0.053% over 0.3 metres, 0.03% U_3O_8 over 0.5 metres and 0.023% U_3O_8 over 0.8 metres. These intervals occurred within wider zones of anomalous uranium mineralization.

Geological setting of ST-129 uranium mineralization is complex and includes moderately to strongly silicified metasediments or volcanics with clay alteration in irregular zones which occur across several stratigraphic units.   Several kilometres of prospective stratigraphy including both Troy's Pond and ST-129 will be further evaluated for a follow-up drill program, especially where folds and other stratigraphic or structural traps for uranium-bearing fluids are interpreted.

All holes were inclined at minus 50 degrees. Core recovery was 95% and true widths are estimated at 70% of drilled widths. Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U_3O_8 are assayed by methods 7TD using 4-acid digestion with ICP-ES analysis. All uranium values expressed in U_3O_8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #07-03, a copy of which is attached hereto as Schedule "A".

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i) If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii) If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION
Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

KENNETH E. LEIGH
(604) 685-5254

Item 9   Date of Report

Date the Report.
This report is dated the 2nd day of February, 2007.



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: February 2, 2007
TSX Venture Exchange: CMD
Shares Issued: 61,468,825
News Release: #07-03

COMMANDER REPORTS INITIAL DRILL RESULTS FROM HERMITAGE PROJECT

Commander Resources Ltd. (CMD-TSX Venture) reports results from eight core holes totaling 960 metres, completed in late 2006 on the Hermitage Uranium Project, Newfoundland, five on the ST-129 prospect and three on the Troy's Pond prospect. These are the first two targets ever drilled on the large property and are part of an on-going 3,000 metre, five-target drill program that has re-commenced on the Blue Hills, Doucette and HE-2 prospect areas as announced on January 15, 2007.   The location and description of each target area can be found on the Company's website at www.commanderresources.com.

At Troy's Pond, hole SP-06-06, drilled to test outcropping uranium mineralization, intersected 0.045 percent U_3O_8 or 1.0 pound per tonne U_3O_8 over 4.3 metres between 42.5 to 46.8 metres including 0.065 percent U_3O_8 or 1.4 pounds per tonne over 1.8 metres between 42.5 and 44.3 metres and 0.14 percent U_3O_8 over 0.3 metres. This mineralization occurs within a 15.5 metre wide drill interval containing 0.021 percent U_3O_8 from 39.5 to 55.0 metres at a vertical depth of about 40 metres below the surface mineralization. Several other anomalous zones carrying from 100 ppm to 150 ppm U_3O_8 over 0.5 to 1.5 metres were encountered to the bottom of the hole which was lost at 104 metres.

The property is 10-30 kilometres from a sea port and has a paved highway and power line running through it. There is an excellent mining culture in the province and a good local labour pool. These conditions provide the opportunity for lower capital and operating costs and an accelerated production decision. The current uranium price is US$75/pound.

The primary objective of the initial 3,000 metre program is to define the key stratigraphic and structural setting of the main uranium occurrence areas and prioritize for follow-up drilling. Since this is the first-ever drill test on the property, the strategy is to drill several targets to generate more focused follow-up with a subsequent program. A total of 24 uranium occurrence areas are known which represent a pipeline of targets for testing in 2007.

A second hole on the Troy's Pond prospect, drilled towards hole SP-06-06 and designed to test another bedrock target, intersected anomalous uranium mineralization between 103.0 and 112.5 metres ranging from 65 ppm U_3O_8 to 275 ppm U_3O_8. The hole was terminated at 184 metres due to drilling problems. The hole does not appear to have reached the zone intersected in hole 06.   A third hole was drilled 50 metres along apparent strike, west of hole SP-06-06 to a depth of 150 metres. This hole encountered anomalous zones ranging from 50 ppm to 140 ppm U_3O_8 over one to three metres.

The geology of Troy's Pond consists of steeply-dipping biotite-rich metasediments or metavolcanics containing stratabound uranium mineralization. The stronger uranium mineralization is associated with 5 to 10% disseminated pyrite which can be detected using geophysical techniques. This will allow us to detect the stronger uranium mineralization under the extensive overburden cover to guide a follow-up drill program.

On the ST-129 target, about one kilometre east from Troy's Pond, five shallow holes were drilled. The best value recovered was a 0.5 metre grading 0.084% U_3O_8 from 10.0 to 10.5 metres in drill hole 06-01. Several other uranium values from holes 06-01, 06-02 and 06-05 ran 0.053% over 0.3 metres, 0.03% U_3O_8 over 0.5 metres and 0.023% U_3O_8 over 0.8 metres. These intervals occurred within wider zones of anomalous uranium mineralization.

Geological setting of ST-129 uranium mineralization is complex and includes moderately to strongly silicified metasediments or volcanics with clay alteration in irregular zones which occur across several stratigraphic units. Several kilometres of prospective stratigraphy including both Troy's Pond and ST-129 will be further evaluated for a follow-up drill program, especially where folds and other stratigraphic or structural traps for uranium-bearing fluids are interpreted.

All holes were inclined at minus 50 degrees. Core recovery was 95% and true widths are estimated at 70% of drilled widths. Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U_3O_8 are assayed by methods 7TD using 4-acid digestion with ICP-ES analysis. All uranium values expressed in U_3O_8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U. Select samples will be sent to SRC in Saskatoon for check assay.

Maps showing drill locations and surface geology will be posted to the Company's website (www.commanderresources.com) when available.

Senior Project Geologist, Larry Pilgrim, P.Geo, is supervising the drill program. Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

On Behalf of the Board of Directors,

Bernard Kahlert
V.P. Exploration

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

PART 1 GENERAL PROVISIONS

(a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD.
510 – 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 2 Date of Material Change

State the date of the material change.

February 7, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-04 dated February 7, 2007 disseminated by **CCN Matthews** and **Canadian Select Disclosure.**

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces that, subject to Board approval, it has entered into an Agreement ("Agreement") with Geoinformatics Exploration Canada Limited ("GXL"- TSX Venture) whereby GXL may earn an initial 60% interest and an ultimate 80% interest in a package of five (5) properties in the Omineca Mining District, British Columbia that are owned 100% by Commander ("Properties").

Under the Agreement, GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to Commander $300,000 in cash of which $50,000 in cash and $750,000 in work expenditures is the commitment for 2007 and a second cash payment of $250,000 is made to Commander once GXL vests at 60%. Minimum expenditure commitments apply to individual Properties

Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to Commander and pays Commander $1,500,000, at which time GXL will have earned an 80% working interest in the Properties.   For clarity, once GXL has vested at 60%, Commander's 40% interest will be carried until completion of the pre-feasibility study by GXL.

Once GXL vests at 80%, a Joint Venture will be formed (CMD 20% / GXL 80%). Funding on the Properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, Commander will be entitled to propose a budget and program on the Properties which will be funded pro-rata or GXL's interest will dilute.

A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million.

Two mineral claim groups, namely ABE and PAL are subject to an underlying royalty and purchase agreement between Commander and John Robins ("Robins") under which Robins is entitled to certain cash and royalty provisions on a portion of the Properties.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #07-04, a copy of which is attached hereto as Schedule "A".

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i) If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii) If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION
Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.
In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted.

Item 8 Executive Officer
Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh
(604) 685-5254

Item 9 Date of Report
Date the Report.
This report is dated the 7th day of February, 2007.



SCHEDULE A

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: February 7, 2007
TSX Venture Exchange: CMD
Shares Issued:61,668,825
News Release: #07-04

COMMANDER OPTIONS BC COPPER-GOLD PROPERTIES TO GEOINFORMATICS

Commander Resources Ltd. (CMD-TSX Venture) reports that, subject to Board approval, it has entered into an Agreement ("Agreement") with Geoinformatics Exploration Canada Limited ("GXL"- TSX Venture) whereby GXL may earn an initial 60% interest and an ultimate 80% interest in a package of five (5) properties in the Omineca Mining District, British Columbia that are owned 100% by Commander ("Properties"). The Properties are located about 100 km south of the Kemess Copper-Gold mine covering an area of about 10,000 hectares.

Under the Agreement, GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to Commander $300,000 in cash of which $50,000 in cash and $750,000 in work expenditures is the commitment for 2007 and a second cash payment of $250,000 is made to Commander once GXL vests at 60%. Minimum expenditure commitments apply to individual Properties. GXL has funds in place and has proposed an aggressive drill campaign on a portion of the Properties in 2007.

Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to Commander and pays Commander $1,500,000, at which time GXL will have earned an 80% working interest in the Properties. For clarity, once GXL has vested at 60%, Commander's 40% interest will be carried until completion of the pre-feasibility study by GXL.

Once GXL vests at 80%, a Joint Venture will be formed (CMD 20% / GXL 80%). Funding on the Properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, Commander will be entitled to propose a budget and program on the Properties which will be funded pro-rata or GXL's interest will dilute.

A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million.

Two mineral claim groups, namely ABE and PAL are subject to an underlying royalty and purchase agreement between Commander and John Robins ("Robins") under which Robins is entitled to certain cash and royalty provisions on a portion of the Properties.

Copper and gold mineralization, magnetic anomalies and IP anomalies on the Properties are associated with Hogem Batholith related intrusives and Takla volcanics. The Properties are located within a 17 kilometre radius and proximal to access roads. Two of the Properties (Abe, Pal) have drill-ready targets. With additional ground surveying, the remaining Properties can be quickly brought to drill stage.

Numerous mines and sub-economic deposits have been identified in similar rocks extending northwesterly across the entire province. The Kemess Copper-Gold Mine is currently in production with a second deposit slated for production (Kemess North). Development of the giant Galore Creek copper-gold deposit is advancing and resumption of production is planned for the Mt. Polley Mine in the southern portion of the belt.

17

The Iron Mask and Afton mines, QE Gold and Princeton Copper are past producers. The Properties are located about 100 km north of the new Kwanika copper-gold discovery.

For details on each of the five claim groups included in the Properties, please follow the link http://www.commanderresources.com/s/Omineca.asp

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101.

On Behalf of the Board of Directors,

Kenneth Leigh
President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Commander Resources Ltd.</u>
(Registrant)

Date: February 28, 2007

   /s/ Kenneth E. Leigh

By:_____
      Kenneth E. Leigh, President